ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

December 28, 2023

VIA EDGAR

Ms. Jaea F. Hahn, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Kathleen Nichols

T +1 617 854 2418

kathleen.nichols@ropesgray.com

Re:	Voya Enhanced Securitized Income Fund
Initial Registration Statement on Form N-2
File Nos: 333-274872 and 811-23903

Dear Ms. Hahn:

On behalf of Voya Enhanced Securitized Income Fund (the "Fund"), we are writing to respond to comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided via e-mail on Wednesday November 15, 2023 in connection with the Fund's registration statement relating to the common shares of beneficial interest of the Fund, which was filed with the Commission on September 1, 2023 (SEC Accession No. 0001683863-23- 007048) (the "Registration Statement"). Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The following sets forth the Staff's comments and the Fund's responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds advised Voya Investments, LLC ("Voya Investments" or the "Adviser") or sub-advised by Voya Investment Management Co. LLC ("Voya IM" or the "Sub- Adviser") or its affiliates. The below responses will be reflected, to the extent applicable, in the form of a pre-effective amendment to the Registration Statement.

General

1.Staff Comment: We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures (e.g., fee table and expense example). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund confirms that these items will be submitted in a subsequent amendment to the Registration Statement and acknowledges it is aware the Staff may have additional comments once it has reviewed these items.

2.Staff Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: In cases where the Fund undertakes to revise disclosure in response to a comment from the Staff, the Fund will make conforming changes to similar disclosure appearing elsewhere in the Registration Statement to the extent applicable.

3.Staff Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response: The Fund does not currently intend to submit an exemptive application or a no-action request in connection with the Registration Statement.

4.Staff Comment: We note that the Fund intends to issue three separate classes of shares: A, C and I. If the Fund has not yet received exemptive relief to offer multiple classes of shares, please revise the disclosure to clearly identify which share class will be available for purchase unless and until the Fund receives exemptive relief. Please also state each time the fund references the offer of multiple classes that it is uncertain when such exemptive relief will be granted, if at all.

Response: The Fund intends to rely on an exemptive order granted to ING Pilgrim Investments, LLC ("ING"), ING Pilgrim Senior Income Fund and ING Pilgrim Securities Inc. on March 27, 2001 (the "Order"). Under the Order, certain registered closed-end management investment companies are permitted to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges. The Order extends to any other registered closed-end management investment company that may be organized in the future for which ING, or any entity controlling, controlled by, or under common control with ING acts as principal underwriter or investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). On February 26, 2002, ING changed its name from "ING Pilgrim Investments, LLC" to "ING Investments, LLC." On May 1, 2014, the adviser's name was further changed from "ING Investments, LLC" to "Voya Investments, LLC." Voya Investments, LLC is the adviser to the Fund and therefore the Fund may rely upon the Order. See In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-24881 (Feb. 28, 2001) (notice), Rel. No. IC-24916 (Mar. 27, 2001) (order).

5.Staff Comment: Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not and does not intend to present any "test the waters" materials to potential investors in connection with this offering.

6.Staff Comment: Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund does not intend to issue preferred stock or debt securities within a year from the effective date of the Registration Statement.

Accounting Comments General

7.Staff Comment: Please explain to us how the fund intends to account for any organization and offering costs expected to be incurred, including references to any applicable guidance under U.S. GAAP.

Response: In accordance with ASC 720-15-25-1, organizational costs will be charged to expenses as incurred. Organization costs consist of costs incurred to establish the Fund and enable it legally to do business. Offering costs are accounted for as deferred costs until operations begin in accordance with ASC 946-20-25-6. Offering costs are accounted for as deferred costs until operations begin. Offering costs will be amortized by the Fund over the 12-month period beginning on the closing date of the initial offering. Under the Fund's expense limitation agreement, the Adviser is contractually obligated to limit certain expenses of the Fund, including non-recurring offering and organizational expenses. The obligation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement, to the extent such recoupment does not cause the Fund's operating expense ratio to exceed the lesser of (i) the expense limitation in effect at the time of the waiver, and (ii) the expense limitation in effect at the time of such repayment.

8.Staff Comment: Please explain to us whether the fund intends to enter into any warehousing transaction or fund acquisition.

Response: The Fund does not currently intend to directly enter into any warehousing transaction or fund acquisition.

Fee Table

9.Staff Comment: To the extent that the fund intends to invest in the shares of one or more acquired funds, please include an Acquired Fund Fees and Expenses caption to the fee table to reflect the costs expected to be incurred indirectly by the fund through such investments. Please see Form N-2, Item 3, General Instruction 10.

Response: Although the Fund may invest in other investment companies, including exchange-traded funds ("ETFs"), the related fees and expenses for such investments are not expected to exceed one basis point of the Fund's average net assets. In reliance on Item 3, General Instruction 10 of Form N-

2, the Fund will include these fees and expenses under the subcaption "Other Expenses."

10.Staff Comment: We note that the Fund's management fee is calculated on "total managed assets," including borrowings. Please restate the management fee rate in the fee table as a percentage of net assets, including the effects of leverage, that would be attributable to common shares.

Response: The Fund confirms that the fee table will be restated in a future pre-effective amendment to the Fund's registration statement to reflect the management fee rate as a percentage of net assets, including the effects of leverage, that would be attributable to common shares.

Seed Financial Statements

11.Staff Comment: Please explain to us whether the seed capital financial statements will include a seed statement of operations. If no seed statement of operations is expected to be included, please explain the basis for omitting such financial statement.

Response: The Fund confirms that the seed financial statement will include a seed statement of operations.

Legal Comments Cover Page

12.Staff Comment: Please revise the formatting of the cover page to enhance readability (e.g. please use appropriately size font).

Response: The Fund has made the requested change as reflected at Exhibit A.

13.Staff Comment: Please revise the cover page to disclose that the Fund is an interval fund that will make periodic repurchase offers for its securities, subject to certain conditions. The cover page should also specify the anticipated frequency of such offers; the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the fund's initial repurchase offer. Please include a cross reference to those sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The Fund has updated the disclosure in substantially the form as requested as reflected at Exhibit A.

14.Staff Comment: Please include on the cover page customary risk disclosures provided by closed-end fund registrants whose shares will not be listed on an exchange, including the following (as applicable to the Fund)

•The Fund shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Company may not be suitable for investors who may need the money they invest in a specified timeframe.

•The amount of distributions that the Fund may pay, if any, is uncertain.

•The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

•An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

•Below-investment-grade instruments ("junk" bonds), non-agency mortgage-backed securities, securities which are at risk of default as to the repayment of principal and/or interest at the time of acquisition by the fund or are rated in the lower rating categories or are unrated in which the Fund will invest may be difficult to value and may be illiquid. (Please include a cross reference to sections in the registration statement discussing applicable risks).

Response: The Fund has added the applicable portions of the above disclosure to its cover page, in substantially the form as requested as reflected at Exhibit A.

15.Staff Comment: Please clarify the disclosure on the cover page that states that the Fund "may or may not list its shares." In this regard, we note that disclosure on page 10, stating that "no market for Shares is expected to exist."

Response: The Fund has made the requested change as reflected at Exhibit A.

16.Staff Comment: Please disclose that the Fund will be investing in securitized credit instruments, as defined by the Registration Statement, and that such instruments may be of any maturity, duration or credit quality, and that such investments may be rated below investment grade ("junk bonds").

Response: The Fund has made the requested change as reflected at Exhibit A.

17.Staff Comment: Please include a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N- 2, Guide 6.

Response: The Fund has made the requested change as reflected at Exhibit A.

Prospectus Summary

Principal Investment Strategies, p. 1-4

18.Staff Comment: We note that "securitized credit instruments" are defined by the Fund to include "whole loans, participation in loans, including commercial and residential loans and other instruments representing cash flows from various assets such as loans, leases and various warehouse facilities." Please explain in your response how the inclusion of such types of investments would be consistent with the plain English meaning or established industry usage of the term "securitized credit." Please revise the disclosed definition of "securitized credit instruments" accordingly.

Response: The Fund has revised its disclosure to state as marked below:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securitized credit instruments".

Securitized credit instruments include~~, but are not limited to~~: commercial mortgage-backed securities ("CMBS"); asset-backed securities ("ABS"); collateralized loan obligations ("CLOs"); agency and non-agency residential mortgage-backed securities ("RMBS"); collateralized mortgage obligations ("CMOs"); ~~whole loans and participations in whole loans, including commercial and residential mortgage loans~~ and other securitized investments representing interests in cashflows from various assets, such as loans, leases and warehouse facilities. The Fund may invest in securitized credit instruments directly or indirectly, for example, by investing in derivatives or synthetic instruments with underlying assets that have similar economic characteristics to the securitized credit instruments in which the Fund may make direct investments. The Fund may also invest in whole loans and participations in whole loans, including commercial and residential mortgage loans.

19.Staff Comment: We note that in addition to the stated policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in securitized credit, the disclosures in the section state that the Fund "may" invest in a variety of other investments, including ETFs, various types of derivatives and synthetic instruments. Please review the disclosures and confirm whether the Fund, in accordance with its principal investment strategies, intends to invest in all categories of investments that are referenced. If any of the listed investments are not principal investment strategies, please revise the disclosure accordingly.

Response: The Fund has revised its principal investment strategies to remove references to investments in ETFs, currency related derivatives, currency forwards and currency swaps, as the Fund does not intend to invest in these as a principal investment strategy.

20.Staff Comment: With respect to investments in ETFs, please confirm that the Fund will look through such investments for compliance with its 80% non-fundamental investment policy. Please clarify whether the Fund will invest in affiliated or unaffiliated investment companies. Please include appropriate risk disclosures regarding risks and conflicts of interest associated with investments in affiliated ETFs, if applicable.

Response: As noted above in comment 19, the Fund no longer intends to invest in ETFs as a principal investment strategy. Notwithstanding the foregoing, to the extent the Fund invests in ETFs as a non- principal investment strategy, for purposes of the Fund's 80% non-fundamental investment policy to invest in securitized credit instruments and consistent with statements in the recent release adopting amendments to Rule 35d-1 under the 1940 Act, the Fund intends to include the entire value of its investment in ETFs that have an 80% policy that is consistent with the Fund's investment policy. As noted in the SEC's recent release, the Commission stated that "it would generally be reasonable for a fund of funds or other acquiring fund to include the entire value of its investment in an appropriate acquired fund when calculating compliance with the 80% investment requirement without looking through to the acquired fund's underlying investments." The Commission provides as an example that "a fund of funds with the name 'XYZ Industrials Fund' with an 80% investment policy to invest in the industrials sector could count the entire value of its investments in the 'ABC Automotive Fund' when calculating compliance with the 80% investment requirement, provided that the ABC Automotive Fund has an 80% investment policy to invest in its subsection of the industrials sector."

The Fund's investments in ETFs without an 80% policy consistent with the Fund's investment policy will be excluded from the calculation in compliance with the Fund's 80% investment requirement.

21.Staff Comment: Please clarify whether there is any limit to the amount of the Fund's net assets that may be invested in foreign investments.

Response: The Fund does not have a limit with respect to its investments in foreign investments and has revised its disclosure as marked below.

The Fund may invest in foreign (non-U.S.) securities without limit, which may include non-U.S. dollar denominated foreign (non-U.S.) securities and credit instruments.

22.Staff Comment: Please confirm that the Fund's investment in other fixed-income instruments, REITs, and equities will not be counted towards its 80% investment in "securitized credit instruments," and describe any limitations on the Fund's purchase of such instruments.

Response: There are no specific limitations on the Fund's investments in other fixed-income instruments, REITs, and equities, however, such investments will not be considered for compliance with the Fund's 80% non-fundamental investment policy.

23.Staff Comment: The disclosure indicates that the Sub-Adviser intends to take ESG factors into account when evaluating investments. Please identify examples in the disclosure of ESG criteria that the Adviser considers. Please also clearly disclose whether ESG criteria are applied to all investments and, if accurate, that an investment could be made in a company that rates poorly on ESG if it rates strongly on other non-ESG factors that are considered.

Response: The Fund has removed the ESG-related disclosure from its Registration Statement.

Principal Risks, p. 4-15

24.Staff Comment: For investor comprehension and clarity, please consider reordering risks in order of significance rather than presenting them alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Fund believes that the current risk disclosure, including the alphabetical ordering of the list of the Fund's principal risks, is appropriate and consistent with Form N-2. Additionally, the Registrant believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank- ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks associated with investment in the Fund specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure, or trading markets similar to the Fund's. Notwithstanding the foregoing, the Fund has added at the beginning of the "Principal Risks" section of the Fund's Prospectus:

The principal risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk.

25.Staff Comment: Please review the risk factors to ensure that each identified risk corresponds to the types of investments that the Fund has referenced as part of its principal investment strategy (e.g., covenant-lite loans, credit risk transfer securities, real estate companies). Similarly, please ensure that any risks related to each identified principal investment strategy are discussed in the principal risks section.

Response: The Fund has reviewed the risk factors to confirm that each identified risk corresponds to the types of investments that the Fund has referenced as part of its principal investment strategy and that any risks related to each principal investment strategy are discussed in the principal risks section with minor updates to each.

Covenant-Lite Loans, p. 5

26.Staff Comment: Covenant-lite loans are not identified as principal investments of the Fund. If the Fund may invest in such loans indirectly through the investment in CLOs, please clarify in the principal investment strategy.

Response: The Fund has added the following disclosure to the principal investment strategies:

Certain loans in which the Fund may invest, or to which the Fund may gain exposure indirectly through its investments in collateralized debt obligations, CLOs or other types of structured securities, are considered "covenant-lite" loans.

Environmental, Social and Governance (Fixed Income), p. 8

27.Staff Comment: Please consider moving the ESG risk factor to the SAI (or another section of the

Registration Statement), to the extent ESG criteria are not part of the Fund's principal investment strategy.

Response: As noted above in comment 23, the Fund has decided to remove the ESG-related disclosure from the Registration Statement.

Duration; Floating Rate Investments, p. 7-8

28.Staff Comment: The disclosures describe the meaning of the terms "duration" and "floating rate investments" without discussing Fund risks. Please revise.

Response: The Fund has revised its disclosure as marked below:

Duration: One measure of risk for the Fund's investments in debt instruments, including certain securitized credit instruments is duration. Duration measures the sensitivity of a debt ~~credit~~ instrument's price to market interest rate movements and is one of the tools used by a portfolio manager in selecting debt instruments.

Duration measures the average life of a debt ~~credit~~ instrument on a present value basis by incorporating into one measure a credit instrument's yield, coupons, final maturity and call features. As a point of reference, the duration of a non-callable 7% coupon bond with a remaining maturity of 5 years is approximately 4.5 years and the duration of a non-callable 7% coupon bond with a remaining maturity of 10 years is approximately 8 years. Material changes in market interest rates may impact the duration calculation. Generally, the Fund's investments in debt instruments will decrease in value if interest rates rise and increase in value if interest rates fall. For example, the price of a debt ~~credit~~ instrument with a~~n average~~ duration of 5 years would be expected to fall approximately 5% if market interest rates rose by 1%. Conversely, the price of a debt ~~credit~~ instrument with a~~n average~~ duration of 5 years would be expected to rise approximately 5% if market interest rates dropped by 1%. Normally, the longer the maturity or duration of the debt instruments the Fund owns, the more sensitive the value of the Fund's shares will be to changes in interest rates.

Floating Rate Investments: The Fund's investments will include floating ~~Floating~~ rate investments, which are securities and other instruments with interest rates that adjust or "float" periodically based on a specified interest rate or other reference and include floating rate loans, repurchase agreements, money market securities and shares of money market and short-term bond funds. The interest rates on these investments may be reset daily, weekly, monthly, quarterly, or some other reset period, and may have a floor or ceiling on interest rate changes. Changes in short- term market interest rates will directly affect the yield on investments in floating or variable rate loans. If short-term market interest rates fall, the yield on the Fund's shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Fund's portfolio, the impact of rising rates will be delayed to the extent of such lag. See also the principal risk titled "Interest Rate for Floating or Variable Rate Loans."

Limited Secondary Market for Loans, p. 11

29.Staff Comment: Please clarify whether the Fund is exposed to the stated risks directly or indirectly, as a result of its investment in securitized credit.

Response: The Fund has revised its disclosure as marked below:

Because of the limited secondary market for loans, the Fund, through its investments in loans directly or indirectly through its investments in securitized credit instruments, may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price.

Other Investment Companies, p. 12-13

30.Staff Comment: We note HOLDRs are not described in the principal investment strategy as one of the forms of other investment companies in which the Fund may invest. Please review and revise the risk factor discussion to ensure that only risks related to enumerated principal investment strategies are described.

Response: The Fund has removed the Other Investment Companies principal risk.

Warehouse Investments, p. 15

31.Staff Comment: Please confirm supplementally that the Fund does not intend to "warehouse" any investments prior to launch. We may have additional questions.

Response: The Fund confirms it does not intend to warehouse any investments prior to launch.

Investment Objectives and Policies, p. 19

32.Staff Comment: We note that the discussion of the Fund's definition of "securitized credit instruments" is different from the definition in the summary (page 2, first paragraph). Please reconcile.

Response: The requested change has been made (see disclosure at Comment 18).

33.Staff Comment: Please include a description of the Fund's fundamental policy adopted under Rule

23c-3.

Response: The Fund has added the following disclosure:

Fundamental Policy on Repurchase Offers

As a fundamental policy, which may not be changed without shareholder approval, the Fund offers shareholders the opportunity to redeem their Shares on a quarterly basis. The Fund is required to offer to repurchase not less than 5% and not more than 25% of its outstanding Shares with each Repurchase Offer, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with relevant regulatory requirements. Quarterly repurchases will occur in the months of [March, June, September and December, beginning with the initial repurchase offer conducted in [ ], 2024]. If more Shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of Shares to be repurchased by up to 2% of the Fund's Shares outstanding per quarter, subject to the 25% limitation on the repurchase of the Fund' outstanding Shares during any calendar quarter. If there are more Shares tendered than are offered for repurchase, Shares will be repurchased on a pro-rata basis. Other than the Fund's quarterly repurchase offers, no market for the Fund's Shares is expected to exist. Even though the Fund intends to make quarterly repurchase offers to repurchase a portion of its Shares, you should consider the Shares to be illiquid. The applicable early withdrawal charge will be imposed on certain repurchased Class A Shares and Class I Shares. See "Sales Charges" and "Repurchase Offers" later in this Prospectus for important information relating to the acceptance of Fund offers to repurchase Shares.

34.Staff Comment: We note the Fund's policy on borrowing states the Fund will borrow to acquire loans and other investments. Please clarify whether the Fund intends to borrow funds in order to acquire securitized credit instruments.

Response: The Fund has revised its disclosure to state as follows:

The Fund seeks to use proceeds from borrowing to acquire ~~loans~~ securitized credit investments and other investments which pay interest at a rate higher than the rate the Fund pays on borrowings.

Risk Factors and Special Considerations, p. 20-34

Derivative Instruments, p. 23-24

35.Staff Comment: Please tailor the risk factor to address the risks posed by the derivative instruments identified as principal investments of the Fund in the principal investment strategy. See Barry Miller letter to ICI (2010).

Response: In addition to the "Futures Contracts" and "Credit Default Swaps" principal risks currently included in the Fund's prospectus, the Fund has added the following principal risk below:

Options: The Fund may buy or write (sell) call options and put options on futures and other instruments. The market price of options will be affected by many factors, including changes in the market price or other economic attributes of the underlying investment; changes in the realized or perceived volatility of the relevant market and underlying investment; and the time remaining before an option's expiration. The ability to trade in or exercise options may be restricted, including in the event that trading in the underlying reference becomes restricted. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position by buying or selling the option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or clearinghouse may not at all times be adequate to handle current trading volume; or (vi) a regulator or one or more exchanges could, for economic or other reasons, decide to discontinue the trading of options (or a particular class or series of options) at some future date. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. The Options can also be traded off exchanges in the over-the-counter ("OTC") market. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of OTC options are generally established through negotiation with the other party to the option contract. While this type of arrangement allows the Fund greater flexibility to tailor an option to its needs, OTC options can be less liquid than exchange-traded options and generally involve greater counterparty credit risk than exchange traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. The market price of options, particularly OTC options, may be adversely affected if the market for the options becomes less liquid or smaller. Purchasers of options who fail to exercise their options prior to the expiration date suffer a loss of the premium paid.

Floating or Variable Rate Loans, p. 24

36.Staff Comment: Please address how fluctuations in interest rates will affect floating or variable rate loans.

Response: The Fund added the following principal risk below:

Interest Rate for Floating or Variable Rate Loans: Changes in short-term market interest rates will directly affect the yield on investments in floating or variable rate loans. If short-term market interest rates fall, the yield on the Fund's shares will also fall. To the extent that the interest rate spreads on loans in the Fund's portfolio experience a general decline, the yield on the Fund's shares will fall and the value of the Fund's assets may decrease, which will cause the Fund's net asset value to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Fund's portfolio, the impact of rising rates will be delayed to the extent of such lag. The impact of market interest rate changes on the Fund's yield will also be affected by whether, and the extent to which, the floating or variable rate loans in the Fund's portfolio are subject to floors on the secured overnight funding rate ("SOFR") base rate or other reference benchmark on which interest is calculated for such loans (a "benchmark floor"). So long as the base rate for a loan remains under the applicable benchmark floor, changes in short-term market interest rates will not affect the yield on such loans. In addition, to the extent that changes in market interest rates are reflected not in a change to a base rate such as SOFR but in a change in the spread over the base rate which is payable on the floating rate loans of the type and quality in which the Fund invests, the Fund's net asset value could also be adversely affected. As of the date of this Prospectus, the U.S has been experiencing a rising market interest rate environment, which may increase the Fund's exposure to risks associated with rising market interest rates. Rising market interest rates have unpredictable effects on the markets and may expose debt and related markets to heightened volatility, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased redemptions may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in debt and related markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the debt and related markets. Further, recent and potential future changes in government policy may affect interest rates.

Foreign (Non-US) Investments, p. 24-25

37.Staff Comment: Please confirm that the Fund will not invest in emerging markets.

Response: The Fund will not invest in emerging markets as a principal investment strategy. Leverage, p. 26-28

38.Staff Comment: We note that there is no risk factor discussion in the prospectus regarding restrictive covenants, as the section referenced in the disclosure appears to be missing. Please revise, as appropriate. In addition, please highlight in the summary, the risk that the failure to pay distributions or dividends may lead to the loss of the Fund's status as a regulated investment company under

Regulation M of the Internal Revenue Code. See Guide 6 to Form N-2.

Response: It is not expected that the Fund will enter into a credit facility. The Fund has therefore removed the disclosure related to restrictive covenants and the credit facility program from the Leverage principal risk as marked below:

Leverage: The Fund is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Shares, or to purchase Shares unless~~: (i) at the time thereof~~ the Fund meets certain asset coverage requirements~~; and (ii) there is no event of default under any credit facility program that is continuing~~. The failure to pay distributions or dividends could result in the Fund ceasing to qualify as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended. ~~See "Risk Factors and Special Considerations Restrictive Covenants and 1940 Act Restrictions" later in this Prospectus. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (i.e., sell assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation, as well.~~

39.Staff Comment: Please highlight the risk of conflicts of interest arising from leverage on the fees received by the Adviser in the prospectus summary.

Response: The Fund notes the following disclosure currently included on page 10 of the Prospectus Synopsis under the principal risk titled "Leverage" addresses the Staff's comment.

Because the fees received by the Investment Manager are based on the average daily total managed assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and preferred shares that may be outstanding, if issued) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls and borrowings), the Investment Manager has a financial incentive for the Fund to use certain forms of leverage (e.g., reverse repurchase agreements, dollar rolls and borrowings) or to issue preferred shares, which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand.

Annual Expenses without Borrowing, p.27

40.Staff Comment: Please explain in your response the reason for restating the Fund's fee table in this section of the Registration Statement. Please consider deleting.

Response: The Fund has removed the referenced fee table. Effect of Leverage, p. 28

41.Staff Comment: Please delete this table which is permitted only if the prospectus offers common stock and the Fund has outstanding senior securities which it does not. See Item 8.3.a.

Response: The Fund has removed the referenced table. Residential Mortgage Loans, p. 32

42.Staff Comment: Please clarify in the first sentence whether the Fund invests directly in residential mortgage loans or if its exposure is indirect through its investment in securitized residential mortgage loans.

Response: The Fund has revised the references disclosure to state as follows:

The Fund may invest in loans secured by residential real estate, including potentially mortgages made to borrowers with lower credit scores, through its investments in loans directly or indirectly through its investments in securitized credit instruments.

Further Information About Principal Risks, p. 35

43.Staff Comment: Please delete this subheading since the risks presented appear to be principal risks. Please confirm that each of these risks is identified in the prospectus summary.

Response: The section titled "Further Information About Principal Risks" provides principal risk disclosure that is incremental to the disclosure about Principal Risks set forth elsewhere in the Fund's Prospectus. For example, "Manager" and "Operational" risks are applicable to the Fund but are not tied to a specific strategy.

Frequent Trading-Market Timing, p. 46

44.Staff Comment: Please confirm that the disclosure throughout the registration statement is accurate.

For example, we note the first paragraph states "It is possible that frequent, short-term trading activity may occur in the Fund" even though the Fund will not be listed on an exchange.

Response: The Fund has removed the referenced disclosure under Frequent Trading-Market Timing and believes the disclosure elsewhere is accurate.

Statement of Additional Information

Fundamental Investment Restrictions, p. 37

45.Staff Comment: Please revise to include a brief explanation of "to the extent permitted by applicable law" for each restriction.

Response: The Fund has revised and/or added the following disclosures to the Statement of Additional Information.

Other Information Regarding Investment Restrictions

Fundamental Investment Restrictions Nos. (2) through (7), as numbered above, limit the Fund's ability to engage in certain investment practices and purchase securities or other instruments to the extent limited by applicable law, as that law changes from time to time. Applicable law includes the 1940 Act, the rules or regulations thereunder and applicable orders of the SEC as are currently in place. In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by the Fund, to determine if an investment practice or the purchase of securities or other instruments is permitted by applicable law. As such, the effects of these limitations will change as the statute, rules, regulations or orders (or, if applicable, interpretations) change. The additional information set forth below regarding the Fund's investment restrictions are not deemed to be part of the Fund's investment restrictions and are not fundamental policies of the Fund. No shareholder vote will be required or sought if the information below is changed or when changes in statute, rules, regulations or orders (or if applicable, interpretations) change and such changes permit or require a resulting change in practice.

For the purposes of applying Fundamental Investment Restriction No. 1 ~~above~~, (i) asset-backed and mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, do not represent interests in any particular industry, and (ii) the Fund will associate, to the extent practicable, each privately issued asset-backed security and mortgage-backed security held by the Fund with a particular industry associated with the type(s) of assets that collateralize the asset-backed security or mortgage-backed security, as determined by the Investment Adviser.

With respect to Fundamental Investment Restriction No. 2, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) or in connection with engaging in transactions considered by the Commission to constitute a form of borrowing under the 1940 Act (e.g., reverse repurchase agreements) to the extent permitted by the Fund's investment objectives and policies.

With respect to Fundamental Investment Restriction No. 3, under the 1940 Act, the Fund may make loans if permitted to do so by its investment policies. As set forth in the Fund's Principal Investment Strategies, the Fund is permitted to make loans. Under the 1940 Act, the Fund may not make loans to persons who control or are under common control with the Fund.

With respect to Fundamental Investment Restriction No. 4, this restriction would permit the underwriting of securities to the extent permitted under the 1940 Act.

With respect to Fundamental Investment Restriction No. 5, this restriction would permit the purchase, sale, or holding of real estate to the extent permitted under the 1940 Act. Real estate-related instruments include real estate investment trusts, commercial and residential mortgage-backed securities, and real estate financings.

With respect to Fundamental Investment Restriction No. 6, the ability of a closed- end fund to issue senior securities is circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing, and form of senior securities that may be issued. Under the 1940 Act, a "senior security" does not include (i) any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed or (ii) any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

With respect to Fundamental Investment Restriction No. 7, this restriction would permit investment in commodities to the extent permitted under the 1940 Act. Commodities may be deemed to include any commodities contracts (including those with underlying bulk goods, such as grains, metals and foodstuffs), futures contracts and related options, options, and forward contracts. The 1940 Act does not directly limit the Fund's ability to invest directly in physical commodities. However, the Fund's direct and indirect investments in physical commodities may be limited by the Fund's intention to qualify as a regulated investment company, the Fund's investment strategy, and other regulatory requirements. While the Fund does not intend to invest in commodities, the Fund may invest in certain derivatives that are regulated by the CFTC for the purpose of hedging currency or interest rate risk.

Organizational Documents

46.Staff Comment: We note that the Declaration of Trust includes several provisions that limit shareholder actions. Please briefly describe the following provisions in the prospectus:

•Section 9.9 provides for exclusive Delaware jurisdiction as well as the waiver of the right to jury trial;

•Section 9.10 limits derivative actions by shareholders requiring: (a) pre-suit demand upon the Board of Trustees, (b) 10% joinder of shareholders to make a demand, (c) reasonable time be given to Trustees to consider the demand, and (d) reimbursement of the Trustees by shareholders in the event Trustees do not bring an action; and

•Section 9.11 states shareholders may not bring any general direct action against the Trust.

With respect to Section 9.10 and the 10% joinder and reimbursement requirements, please ensure that neither of these provisions apply to claims brought under the federal securities laws.

Response: The Fund has added the following disclosure to the prospectus under "DESCRIPTION OF THE FUND":

Under the Declaration of Trust, each Trustee, officer, shareholder, and person beneficially owning an interest in the Fund, to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act (the "DSTA"), (i) agrees that any claims, suits, actions or proceedings related to the Fund, except claims brought under the federal securities laws, must be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction; (ii) submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding; and (iii) waives any and all rights to trial by jury in any such claims, suits, actions or proceedings.

In addition to the requirements set forth in Section 3816 of the DSTA and except for claims brought under the federal securities laws, a shareholder may bring a derivative action on behalf of the Fund only if the shareholder makes a pre- suit demand upon the Board to bring the subject action unless an effort to cause the Board to bring such an action is not likely to succeed. Unless a demand is not required, (i) shareholders eligible to bring a derivative action under the Delaware Statutory Trust Act who collectively hold Shares representing ten percent (10%) or more of all Shares issued and outstanding (or, if such action does not related to all Classes, of the Classes to which such action relates), shall join in the request for the Board to commence such action; and (ii) the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board is entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board determines not to bring such action.

Under the Declaration of Trust, to the fullest extent permitted by law, shareholders may not bring a general direct action against the Fund and/or the Board, except for a general direct action to enforce an individual shareholder's right to vote or an individual shareholder's rights under Sections 3805(e) or 3819 of the DSTA.

In addition, the Fund confirms, as stated in Section 9.10(e) of the Declaration of Trust, that Section 9.10, including the 10% joinder of shareholders to make a demand, does not apply to any claims asserted under the U.S. federal securities laws.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen Nichols Kathleen Nichols

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Gizachew Wubishet, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP

Jeremy Smith, Esq., Ropes & Gray LLP

Exhibit A

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION December 29, 2023

Voya Enhanced Securitized Income Fund

Class/Ticker: A/VVJHX; C/VVJIX; I/VVJJX

Prospectus Dated [ ], 2024

Voya Enhanced Securitized Income Fund (the "Fund") is a Delaware Statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a continuously-offered, diversified, closed-end management investment company. The Fund's investment objective is to maximize total return through a combination of income and capital appreciation.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securitized credit instruments. Securitized credit instruments include: commercial mortgage-backed securities; asset-backed securities; collateralized loan obligations; agency and non-agency residential mortgage-backed securities; collateralized mortgage obligations; and other securitized investments representing interests in cashflows from various assets, such as loans, leases and warehouse facilities. The Fund may invest in securitized credit instruments directly or indirectly, for example, by investing in derivatives or synthetic instruments with underlying assets that have similar economic characteristics to the securitized credit instruments in which the Fund may make direct investments. The Fund may invest in securitized credit instruments of any credit quality, duration, or maturity and will invest significantly in securities rated below investment grade.

This Prospectus applies to the offering of three separate classes of shares of beneficial interest ("Shares") in the Fund, designated as Class A Shares, Class C Shares, and Class I Shares.

The Fund has an interval fund structure and conducts quarterly repurchase offers for its Shares at net asset value ("NAV") per Share in an amount not less than 5% nor more than 25% of the Fund's outstanding Shares, subject to applicable law, approval of the Fund's Board of Trustees, and in accordance with the Fund's repurchase policy established pursuant to Rule 23c-3 under the 1940 Act. The Fund expects to make its first repurchase offer in [ ]. See "Repurchase Offers" and "Risk Factors and Special Considerations – Limited Liquidity for Investors" later in this Prospectus for further discussion on the Fund's repurchase policies and related risks.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire. Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is subject to, among others, the following risks:

•The Fund's Shares are not listed on any national securities exchange and it is not anticipated that a secondary market for the Shares will develop. You should generally not expect to be able to sell your Shares (other than through the repurchase process). Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•Even though the Fund will offer to repurchase Shares on a quarterly basis, only a limited number of Shares will be eligible for repurchase by the Fund, so you should consider the Shares to be illiquid. Shares will not be redeemable at a shareholder's option nor will they be exchangeable for shares of any other fund. As a result, there is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•Shares are speculative and involve a high degree of risk, including the risk of a substantial loss of investment.

See "Risk Factors and Special Considerations" later in the Prospectus to read about the risks you should consider before buying Shares.

•The amount of distributions that the Fund may pay, if any, is uncertain.

•The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds and borrowings.

•With respect to Class A Shares, an investor will pay a sales load of up to 2.50% on the amount invested.

•The Fund may invest in below investment grade investments ("junk" instruments), mortgage-backed securities, securities which are at risk of default as to the repayment of principal and/or interest at the time of acquisition by the Fund or are rated in the lower rating categories or are unrated. These investments may be difficult to value and may be illiquid. See "Risk Factors and Special Considerations – Asset-Backed (including Mortgage-Backed) Securities, Liquidity, and High-Yield Securities" later in this Prospectus.

This Prospectus provides important information that you should know about the Fund before investing. You should read this Prospectus carefully and retain it for future reference. Additional information about the Fund, including the Statement of Additional Information ("SAI"), dated [ ], 2024, has been filed with the SEC. You can request a copy of the SAI and annual and semi-annual reports of the Fund (when available) without charge on the Fund's website (www.voyainvestments.com), by writing to the Fund at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034, or by calling the Fund toll-free at 1-800-992-0180. You may also call the Fund's toll-free telephone number to request other information about the Fund or to make shareholder inquiries. The SAI is incorporated by reference into this Prospectus in its entirety. You can view information about the Fund, including the SAI and other material incorporated by reference into the Fund's registration statement on the SEC's website  (http://www.sec.gov).

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.